Exhibit 21

List of SoftBrands, Inc. Subsidiaries

SoftBrands Manufacturing, Inc.

SoftBrands International, Inc.

SoftBrands Australia Pty Ltd.

SoftBrands Malaysia Sdn. Bhd.

Fourth Shift South Asia Pacific (S) Pte Ltd

SoftBrands Asia Co., Ltd.

SoftBrands Europe Limited

SoftBrands South Africa (PTY) Limited

SoftBrands de Mexico, S.A. de C.V.

WinnLodge AG

SoftBrands Research (India) Pvt. Ltd.